# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Suja Life, Inc., CIK 0001934114
CUSIP: 86508F102
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3831 Ocean Ranch Blvd., Oceanside, California (CA), 92056
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001818714

## Reporting persons
- Paine Schwartz Food Chain Fund V GP, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 23,324,528; sole dispositive power 0; shared dispositive power 23,324,528; aggregate amount beneficially owned 23,324,528 (60.39% of the class)
  Comment: The reported securities include (i) 8,488,216 shares of Class A common stock ("Class A Common Stock") and (ii) 14,836,312 shares of Class A Common Stock issuable in respect of 14,836,312 Class A common units of the Issuer ("LP Units"), together with an equal number of shares of Class V common stock ("Class V Common Stock").
  
  The reported percentage is calculated based on 23,788,700 shares of Class A Common Stock outstanding as of July 31, 2026, as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on August 4, 2026, and as increased by 14,836,312 shares of Class A Common Stock issuable in respect of 14,836,312 LP Units, together with an equal number of shares of Class V Common Stock.

## Item 1. Issuer
Name of issuer: Suja Life, Inc.
Address of issuer's principal executive offices: 3831 Ocean Ranch Blvd. Oceanside CA 92056

## Item 2. Person Filing
Name of person filing: This Statement is being filed by Paine Schwartz Food Chain Fund V GP, Ltd., referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: c/o Paine Schwartz Partners, 610 Broadway, 3rd Floor, New York, NY 10012
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page hereto.

The reported securities are directly held by the following:

(i) 6,368,185 shares of Class A Common Stock held by Paine Schwartz Food Chain Fund V B, L.P. ("PSFC Fund V B"); (ii) 1,384,406 shares of Class A Common Stock held by Paine Schwartz Food Chain Fund V C, L.P. ("PSFC Fund V C"); (iii) 688,006 shares of Class A Common Stock held by Paine Schwartz Food Chain Fund V D, L.P. ("PSFC Fund V D"); and (iv) 47,619 shares of Class A Common Stock, 14,836,312 LP Units, and 14,836,312 shares of Class V Common Stock held by Suja Life Consortium Aggregator, L.P. ("Consortium Aggregator").

Paine Schwartz Food Chain Fund V, L.P. ("PSFC Fund V") is one of the members of Consortium Aggregator. The Reporting Person is the indirect general partner of PSFC Fund V, PSFC Fund V B, PSFC Fund V C, and PSFC Fund V D (together with PSFC Fund V, the "PSP Funds"). Consequently, the Reporting Person may be deemed the beneficial owner of the shares held by the PSP Funds.

Pursuant to Rule 13d-4 of the Act, the Reporting Person declares that filing this Statement shall not be construed as an admission that the Reporting Person beneficially owns the reported securities, for the purposes of Section 13(d) and/or Section 13(g) of the Act or for any other purpose.
Percent of class: See response to row 11 on the cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on the cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on the cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response of the Reporting Person in Item 4(a) is incorporated into this Item 6.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Paine Schwartz Food Chain Fund V GP, Ltd.: /s/ Renata Lombardi Malavazzi, Renata Lombardi Malavazzi / General Counsel (08/11/2026)